SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 6 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
SLM CORPORATION
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
Options to Purchase Common Stock, $0.20 par value per share
(Title of Class of Securities)
78442P106
(CUSIP Number of Class of Securities (Underlying Common Stock))
SLM Corporation
12061 Bluemont Way
Reston, Virginia 20190
(703) 810-3000
Attention: Mark L. Heleen, Esq.,
Executive Vice President and General Counsel
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Carol R. Rakatansky Vice President and Corporate Secretary SLM Corporation 12061 Bluemont Way, Reston, Virginia 20190 (703) 810-3000 fax: (703) 984-6006	Ronald O. Mueller, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, NW Washington, DC 20036 (202) 955-8500 fax: (202) 530-9569
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$43,774,458.57	$3,121.12

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $43,774,458.57 as of May 10, 2010 calculated using the Black-Scholes option pricing model.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,121.12	Form or Registration No.: 005-51535
Filing Party: SLM Corporation	Date Filed: May 17, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE
     This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2010, as amended on May 17, 2010, May 18, 2010, May 26, 2010, June 10, 2010 and June 16, 2010, relating to an offer by SLM Corporation (the “Company”), to exchange certain outstanding options to purchase shares of the Company’s common stock (“Eligible Options”) for replacement options (“Replacement Options”), filed as Exhibit (a)(1)(A) to the Schedule TO.
     This Amendment No. 6 is filed to amend the report of the results of the exchange offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 6, the information contained in the Schedule TO remains unchanged. This Amendment No. 6 should be read in conjunction with the Schedule TO. All defined terms used in this Amendment No. 6 have the same meaning as in the Offer to Exchange.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
     The exchange offer expired at 11:59 p.m., U.S. Eastern Time, on June 14, 2010. Pursuant to the exchange offer, 15,115,747 Eligible Options were tendered and accepted by the Company, representing approximately 89% of the total shares of the Company’s common stock underlying the Eligible Options. On June 14, 2010, the Company granted the Replacement Options, consisting of an aggregate of 7,967,709 new stock options, in exchange for the Eligible Options surrendered in the exchange offer. The exercise (or base) price of the Replacement Options is $11.39, which was the closing price of the Company’s common stock on June 14, 2010, as reported on the New York Stock Exchange. The Replacement Options have a new vesting condition of six months, twelve months or two annual installments following the grant date, depending on the original vesting terms of the Eligible Options.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLM Corporation

By:	/s/ Mark L. Heleen

Name:	Mark L. Heleen

Title:	Executive Vice President and General Counsel
Date: June 22, 2010